Exhibit 99.5

5400 W Cedar Ave Lakewood, CO 80226 Telephone: 303.953.1454 Fax: 303.945.7991

February 3, 2023

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Re: Valour Inc. – (the “Company”) Notice of Change of Auditors

Ladies and Gentleman:

We have reviewed the information contained in the Change of Auditor Notice of Valour Inc. dated February 3, 2023 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. Based on our Knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the Notice relating to RSM Canada LLP, Chartered Accountants.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Corporation.

Sincerely,

BF Borgers CPA PC

Certified Public Accountants

Licensed Public Accountants